UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form T-3
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939

PRG-Schultz International, Inc.
(Name of Applicant)
600 Galleria Parkway, Suite 600
Atlanta, GA 30339
(Address of Principal Executive Offices)
Securities to be Issued Under the Indentures to be Qualified:

Title of Class	Amount

11.0% Senior Notes due 2011	up to $50,000,000 plus an additional principal amount equal to the aggregate accrued and unpaid interest on notes to be exchanged

10.0% Senior Convertible Notes due 2011	up to $60,000,000

Approximate date of proposed public offering:
As soon as practicable

Clinton McKellar, Jr., Esq.
Senior Vice President, General Counsel and Secretary
600 Galleria Parkway, Suite 600
Atlanta, GA 30339
(Name and Address of Agent for Service)
With a copy to:
W. Stuart Ogg, Esq.
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201

The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this amendment or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

GENERAL

Item 1.	General Information
      (a) The Applicant, PRG-Schultz International, Inc., is a corporation.
      (b) The Applicant was organized under the laws of the State of Georgia.

Item 2.	Securities Act Exemption Applicable
      The Applicant is offering (the “Exchange Offer”) to exchange: $400 principal amount of its 11.0% Senior Notes due 2011 (the “Senior Notes”), plus an additional principal amount equal to the aggregate accrued and unpaid interest due on the Existing Notes (as defined below) held by the tendering holder to, but not including, the closing date of the Exchange Offer, $480 principal amount of its 10.0% Senior Convertible Notes due 2011 (the “Senior Convertible Notes”) convertible into new 10.0% Senior Series B Convertible Participating Preferred Stock (the “Series B Convertible Preferred Stock”) and/or common stock of the Applicant and one share, $120 liquidation preference, of its 9.0% Senior Series A Convertible Participating Preferred Stock convertible into common stock of the Applicant (the “Series A Convertible Preferred Stock” and together with the New Senior Notes, the New Senior Convertible Notes and Series B Convertible Preferred Stock, the “New Securities”) for each $1,000 principal amount of outstanding 4.75% Convertible Subordinated Notes due 2006 (CUSIP Nos. 743168-AA-4 and 69357C-AA-5) issued by the Applicant (the “Existing Notes”). The complete terms of the Exchange Offer are contained in the Offering Circular, dated as of February 1, 2006 (the “Offering Circular”).
      The New Securities are being offered by the Applicant in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by section 3(a)(9). The New Securities are proposed to be offered for exchange by the Applicant with its existing security holders exclusively and solely for the Existing Notes of the Applicant. No sales of securities of the same class as the New Securities have been or are to be made by the Applicant or by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed; provided that the Applicant has agreed to file a non-underwritten resale registration statement for certain of its affiliates shortly after completion of the Exchange Offer. No consideration has been, or is to be given, directly or indirectly, to any person in connection with the transaction, except for the customary payments to be made in respect of preparation, printing and mailing of the Offering Circular and related documents and the engagement of US Bank Corporate Trust Services as Exchange Agent and Innisfree M&A Incorporated as Information Agent for the Applicant. No holder of the Existing Notes has made or will be requested to make any cash payment to the Applicant in connection with the Exchange Offer.
AFFILIATIONS

Item 3.	Affiliates
      Set forth below is a list of the affiliates of the Applicant prior to and after the date the consummation of the Exchange Offer, including a list of all subsidiaries of the Applicant. Each affiliate listed below is a subsidiary of the Applicant and is, directly or indirectly, wholly owned by the Applicant.

Jurisdiction of Incorporation
Affiliate	or Qualification

PRG-Schultz Australia, Inc.	Georgia
Cost Recovery Professional PTY LTD	Australia
Profit Recovery Professional PTY LTD	Australia
PRG-Schultz Belgium, Inc.	Georgia
PRG-Schultz Canada, Inc.	Georgia
PRG-Schultz Canada Corp.	Canada
The Profit Recovery Group Germany, Inc.	Georgia
PRG-Schultz (Deutschland) GmbH	Germany

Jurisdiction of Incorporation
Affiliate	or Qualification

PRG-Schultz France, Inc.	Georgia
The Profit Recovery Group Mexico, Inc.	Georgia
The Profit Recovery Group Holdings Mexico, S de RL de CV	Mexico
The Profit Recovery Group Servicios Mexico, S de RL de CV	Mexico
The Profit Recovery Group de Mexico, S de RL de CV	Mexico
PRG-Schultz USA, Inc.	Georgia
PRGRS, Inc.	Delaware
PRGLS, Inc.	Delaware
The Profit Recovery Group Netherlands, Inc.	Georgia
PRG-Schultz Nederland, B.V	Netherlands
The Profit Recovery Group New Zealand, Inc.	Georgia
The Profit Recovery Group Asia, Inc.	Georgia
PRG-Schultz International PTE LTD	Singapore
PRG-Schultz Suzhou’ Co. Ltd	China
The Profit Recovery Group South Africa, Inc.	Georgia
The Profit Recovery Group Switzerland, Inc.	Georgia
PRG International, Inc.	Georgia
PRGFS, Inc.	Delaware
The Profit Recovery Group Italy, Inc.	Georgia
PRG-Schultz Italia SRL	Italy
The Profit Recovery Group Spain, Inc.	Georgia
PRG Holding Co. (France) No. 1, LLC	Delaware
PRG Holding Co. (France) No. 2, LLC	Delaware
PRG-Schultz Japan, Inc.	Georgia
PRG-Schultz Puerto Rico, Inc.	Georgia
The Profit Group Costa Rica, Inc.	Georgia
PRG USA, Inc.	Georgia
PRG-Schultz Norway, Inc.	Georgia
PRG-Schultz Portugal, Inc.	Georgia
PRG International CR s.r.o	Czech Republic
PRG-Schultz Colombia Ltda	Colombia
PRG-Schultz Svenska A.B	Sweden
PRG-Schultz Venezuela S.R.L	Venezuela
HS&A Acquisition UK, Inc.	Texas
PRG-Schultz UK, Ltd.	United Kingdom
Howard Schultz & Associates (Asia) Limited	Hong Kong
HS&A International PTE LTD	Singapore
PRG-Schultz (Thailand) Co., Limited	Thailand
Howard Schultz de Mexico, S.A. de C.V.	Mexico
PRG-Schultz Insurance Limited	Bermuda
Profit Recovery Brasil Ltda	Brazil
The Profit Recovery Group Argentina, S.A.	Argentina
Meridian Corporation Limited	Jersey
JA Ewing, Inc.	New York
Meridian VAT Reclaim Operations Limited	Ireland
Meridian VAT Processing (N. America) Limited	Ireland
Meridian VAT Reclaim, Inc.	Delaware

Jurisdiction of Incorporation
Affiliate	or Qualification

Meridian VAT Reclaim Canada, Inc.	Canada
Meridian VAT Processing (International) Limited	Ireland
Meridian Sverige AB	Sweden
Meridian VAT Reclaim Services Limited	United Kingdom
Meridian VAT Reclaim France, S.A.R.L	France
Meridian VAT Reclaim Hong Kong Limited	Hong Kong
Meridian VAT Reclaim (Pty) Limited	South Africa
VATClaim International (Pty) Limited	South Africa
Meridian VAT Reclaim (India) Private Limited	India
Meridian VAT Reclaim (UK) Limited	United Kingdom
VAT Claim International (UK) Limited	United Kingdom
Meridian VAT Reclaim (Australia PTY) Limited	Australia
Meridian VAT Reclaim (Schweiz) AG	Switzerland
Meridian, Inc.	Japan
Meridian VAT Reclaim Korea Company Limited	Korea
Meridian VAT Reclaim GmbH	Germany
Meridian VAT Processing (Japan) Limited	Ireland
PRG-Schultz Chile, Inc.	Chile
PRG-Polska Sp. Zo. O	Poland
PRG-Schultz Ireland Limited	Ireland
Vatclaim International (Ireland) Limited	Ireland
Tamebond Limited	United Kingdom
      In addition, see Item 4 for directors and executive officers of the Applicant, some of whom may be deemed to be affiliates of the Company by virtue of their position, and Item 5 for owners of more than 10% of our voting securities, who may be deemed affiliates of the Company by virtue of their stock ownership. Blum Capital Partners, L.P. and Berkshire Partners each have the conditional right to designate a board member for nomination at the annual meeting.
MANAGEMENT AND CONTROL

Item 4.	Directors and Executive Officers
      The following table sets forth the names of and all offices held by all current directors and executive officers of the Applicant. The address for each director and officer listed below is c/o PRG-Schultz International, Inc., 600 Galleria Parkway, Suite 600, Atlanta, GA 30339.

Name	Office

James B. McCurry	President, Chief Executive Officer and Director
James E. Moylan, Jr.	Executive Vice President — Finance, Chief Financial Officer and Treasurer
Peter Limeri	Chief Restructuring Officer
James L. Benjamin	Executive Vice President — US Operations
Derek Adams	Senior Vice President — Information Technology
Gerald E. Daniels	Director
Garth H. Greimann	Director (Mr. Greimann is the designee of Berkshire Partners)
Jimmy M. Woodward	Director
David A. Cole	Director
Thomas S. Robertson	Director

      It is currently expected that James B. McCurry and David A. Cole will serve as directors on the Applicant’s Board of Directors after the consummation of the Exchange Offer. The other persons who shall serve as directors on the Applicant’s Board of Directors will be selected prior to the consummation of the Exchange Offer. It is expected that existing executive officers of the Applicant shall continue to serve in their current capacities after the consummation of the Exchange Offer.

Item 5.	Principal Owners of Voting Securities
      Presented below is certain information regarding each person expected, on the basis of present holdings, commitments and information, to own 10% or more of the Applicant voting securities to be outstanding as of January 31, 2006.

Percentage of
			Percentage of	Voting Securities
			Voting Securities	After the Exchange
Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Currently Owned	Offer

Blum Capital Partners, L.P.	Common Stock	9,287,073	17.0%	21.3%
909 Montgomery St., Suite 400
San Francisco, CA 94133
      The Applicant does not currently have the necessary information available to it to determine whether any additional holders will be holders of 10% or more of the voting securities of the Applicant after the consummation of the Exchange Offer.
UNDERWRITERS

Item 6.	Underwriters.
      (a) Within the three years prior to the date of the filing of this application, no securities have been offered which are outstanding on the date of this application.
      (b) No person is acting as principal underwriter of the securities proposed to be offered pursuant to the Indentures.
CAPITAL SECURITIES

Item 7.	Capitalization
      (a) (1) The following tables set forth certain information with respect to each authorized class of securities of the Applicant as of January 1, 2006. The voting rights with respect to the voting securities of the Applicant, are contained in subsection (b) below.

Title of Equity Securities	Amount Authorized	Amount Outstanding

Common Stock, no par value	200,000,000	62,152,307
Preferred Stock, no par value	1,000,000	0

	Principal Amount	Principal Amount
	Issued Under	Outstanding as of
	Applicable	January 31,
Title of Debt Securities	Indenture	2006*

4.75% Convertible Subordinated Notes due 2006	$125,000,000	$125,000,000

*	Excludes approximately $1.7 million that will be accrued and unpaid interest up to, but not including, an anticipated closing date of March 10, 2006.

      (2) The following table sets forth certain information with respect to each class of securities of the Applicant to be authorized and outstanding as of the consummation of the Exchange Offer.

Title of Class	Amount Authorized		Amount Outstanding

Common Stock	200,000,000		62,152,307
Preferred Stock, no par value	1,000,000		125,000
9% Senior Series A Convertible Participating Preferred Stock	125,000		125,000
10% Senior Series B Convertible Participating Preferred Stock	125,000		0
11% Senior Notes due 2011	$50,000,000	*	$50,000,000	*
10% Senior Convertible Notes due 2011	$60,000,000		$60,000,000

*	Plus an additional principal amount equal to the aggregate accrued and unpaid interest on notes to be exchanged.
      (b) (1) As of the date of this application, each share of common stock entitles the holder thereof to one vote on each matter submitted to a vote at all meetings of holders of Applicant’s Common Stock.
      (2) As of the consummation of the Exchange Offer, each share of common stock will entitle the holder thereof to one vote on each matter submitted to a vote at all meetings of holders of Applicant’s common stock.
      (3) Each share of Series A Convertible Preferred Stock will entitle the holder thereof to the number of votes equal to the number of shares of common stock that is then convertible on each matter that such holder of Series A Convertible Preferred Stock is entitled to vote upon.
      (4) Each share of Series B Convertible Preferred Stock will entitle the holder thereof to the number of votes equal to the number of shares of common stock is then convertible on each matter that such holder of Series B Convertible Preferred Stock is entitled to vote upon.
      (5) The common stock, the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock will vote as a single class, except in the limited circumstances provided by Georgia law and the respective certificates of designation.
INDENTURE SECURITIES
Item 8.     Analysis of Indenture Provisions.
     Senior Notes
      A more complete general description of certain provisions of the indenture governing the Senior Notes (the “Senior Notes Indenture”) to be qualified will be provided at such time as this application is amended to include, among other things, a copy of the Senior Notes Indenture. The Senior Notes will mature on March 15, 2011. Interest on the Senior Notes will accrue at the rate of 11% per annum, payable semiannually on March 15 and September 15 of each year beginning on September 15, 2006. If an event of default occurs, interest will accrue at a right of 13.0% until all defaults are cured or waived. The Senior Notes will be senior unsecured obligations of the Applicant and will be (a) senior in right of payment to all existing and future subordinated indebtedness of the Applicant, including any Existing Notes that are not tendered in the Exchange Offer, (b) effectively (but not expressly) subordinated to the Applicant’s existing and future secured indebtedness to the extent of the collateral securing that indebtedness and to the existing and future liabilities of the Applicant’s subsidiaries and (c) pari passu in right of payment with the Senior Convertible Notes and any future senior indebtedness of the Applicant. None of the Applicant’s subsidiaries will be obligated for the payment of obligations under the Senior Notes. The Senior Notes are redeemable, in whole or in part, at any time upon not less than 30 nor more than 60 days’ notice at the following redemption prices plus accrued and unpaid interest, for the following redemption periods: (i) 104% if redeemed on the issue date through March 14, 2007, (ii) 102% if redeemed on March 15, 2007 through March 14, 2008 and (iii) 100% if redeemed on March 15, 2008 or thereafter. If a change of control occurs, each holder of Senior Notes will have the right to require the Applicant to repurchase any portion of its Senior Notes at a purchase price equal to 100% of the principal amount of the Senior Notes to be purchased plus accrued but unpaid interest, if any, to the date of purchase. In the event of a permitted asset sale, any excess proceeds that exceed $10 million will be required to be paid to the holders of Senior Notes to purchase the maximum amount of Senior Notes and other indebtedness that is pari passu to the Senior Notes at a price equal to 100% of the principal amount of the Senior Notes plus accrued but unpaid interest, if any, to the date of purchase. The Senior Notes Indenture provides the holders of Senior Notes with the benefit of customary covenants limiting the Applicant’s ability and the ability of its restricted subsidiaries to: (a) incur, assume, or guarantee additional debt and issue or sell preferred stock, (b) pay dividends on, redeem or repurchase our capital stock, (c) make investments, (d) create or permit certain liens, (e) use the proceeds from sales of assets and subsidiary stock, (f) enter into transactions with affiliates, (g) incur any indebtedness that is contractually subordinated to the Applicant’s other indebtedness unless subordinated in right of payment to the Senior Notes on substantially identical terms; and (h) consolidate or merge or sell all or substantially all of the Applicant’s assets.

Senior Convertible Notes
      A more complete general description of certain provisions of the indenture governing the Senior Convertible Notes (the “Senior Convertible Notes Indenture”) to be qualified will be provided at such time as this application is amended to include, among other things, a copy of the Senior Convertible Notes Indenture. The Senior Convertible Notes will mature on March 15, 2011. Interest on the Senior Convertible Notes will accrue at the rate of 10% per annum, payable semi-annually March 15 and September 15 of each year beginning on September 15, 2006. Interest on the Senior Convertible Notes may be paid in cash or kind at the option of the Applicant. The Senior Convertible Notes will be senior unsecured obligations of the Applicant and will be (a) senior in right of payment to all existing and future subordinated indebtedness of the Applicant, including any Existing Notes that are not tendered in the Exchange Offer, (b) effectively (but not expressly) subordinated to the Applicant’s existing and future secured indebtedness and to the extent of the collateral securing that indebtedness and to the existing and future liabilities of the Applicant’s subsidiaries and (c) pari passu in right of payment with the Senior Notes and any future senior indebtedness of the Applicant. None of the Applicant’s subsidiaries will be obligated for the payment of obligations under the Senior Convertible Notes. After August 15, 2006 but before the New Conversion Rights Date (as defined below), the Senior Convertible Notes are convertible, at the option of the holder prior to maturity, into approximately 2.083 shares of Series B Convertible Preferred Stock per $1,000 principal amount of Senior Convertible Notes. On the New Conversion Rights Date, the conversion rights of the Senior Convertible Notes into the Series B Convertible Preferred Stock will automatically change to conversion rights into shares of the Applicant’s common stock at a current conversion price of $0.65 per share, subject to anti-dilution adjustment. After the Senior Notes have been paid in full and the New Conversion Rights Date shall have occurred, the Senior Convertible Notes may be redeemed by the Applicant, in whole or in part, at a redemption price of 100% of the principal amount of the Senior Convertible Notes to be redeemed, plus accrued and unpaid interest on the Senior Convertible Notes to be redeemed to the applicable redemption date. If a change of control occurs, each holder of Senior Convertible Notes will have the right to require the Applicant to repurchase some or all of its Senior Convertible Notes at a purchase price equal to 100% of the principal amount of the Senior Convertible Notes plus accrued and unpaid interest to the date of purchase. “New Conversion Rights Date” means the first date on which both (1) a registration statement registering the resale of the Senior Notes, the Senior Convertible Notes, the Series A Convertible Preferred Stock, the Series B Convertible Preferred Stock and common stock issued upon the conversion of the Senior Convertible Notes, Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock has been declared effective and (2) the Applicant’s common shareholders have approved an increase in the aggregate authorized shares of the common stock of Applicant in an amount of at least 140 million shares (subject to adjustment for any stock split, dividend, reclassification or other change in the number of outstanding shares of the common stock prior to such date).

Item 9.	Other Obligors
      The Applicant’s obligations with respect to the New Senior Notes and New Senior Convertible Notes will not be guaranteed by a third person or entity.
Contents of Application for Qualification. This Application for Qualification comprises —
      (a) Pages numbered 1 to 10, consecutively (including an attached Exhibit Index).
      (b) The statement of eligibility and qualification of the trustee under the indenture to be qualified: To be supplied by amendment (see Exhibit T3G).

      (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

Exhibit T3A	Restated Articles of Incorporation of the Applicant (incorporated by reference to Exhibit 3.1 to Applicant’s Form 10-Q for the quarter ended June 30, 2002).
Exhibit T3B	Amended and Restated Bylaws of Applicant (incorporated by reference to the Applicant’s current report on 10-Q for the quarter ended September 30, 2005).
Exhibit T3C-1	Form of Senior Notes Indenture between Applicant and the Trustee.*
Exhibit T3C-2	Form of Senior Convertible Notes Indenture between Applicant and the Trustee.*
Exhibit T3D	Not Applicable.
Exhibit T3E-1	Offering Circular, dated as of February 1, 2006 (incorporated by reference from the Applicant’s Schedule TO filed February 1, 2006).
Exhibit T3E-2	Letter of transmittal, dated February 1, 2006 (incorporated by reference from the Applicant’s Schedule TO filed February 1, 2006).
Exhibit T3E-3	Letter to clients, dated February 1, 2006 (incorporated by reference from the Applicant’s Schedule TO filed February 1, 2006).
Exhibit T3E-4	Letter to Broker-Dealers, dated February 1, 2006 (incorporated by reference from the Applicant’s Schedule TO filed February 1, 2006).
Exhibit T3E-5	Notice of Guaranteed Delivery, dated February 1, 2006 (incorporated by reference to the Applicant’s Schedule TO filed February 1, 2006).
Exhibit T3E-6	Letter to Holders, dated February 1, 2006 (incorporated by reference from the Company’s Schedule TO filed February 1, 2006).
Exhibit T3E-7	Press Release, dated February 1, 2006 (filed as Exhibit 99.1 to the Applicant’s Current Report on Form 8-K dated February 1, 2006 and incorporated herein by reference).
Exhibit T3F-1	Cross reference sheet showing the location in the Senior Notes Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.*
Exhibit T3F-2	Cross reference sheet showing the location in the Senior Notes Convertible Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a) inclusive, of the Trust Indenture Act of 1939.*
Exhibit T3G	Statement of eligibility and qualification of the Trustee on Form T-1.*

*	To be filed by amendment.

SIGNATURE
      Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, PRG-Schultz International, Inc., a Georgia corporation, has duly caused this Application for Qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Atlanta, Georgia, on the 1st day of February, 2006.

(SEAL)	PRG-SCHULTZ INTERNATIONAL, INC.

By:	/s/ James B. McCurry

Name: James B. McCurry
Title: President and Chief Executive Officer

Attest:	/s/ Clinton McKellar, Jr.

Name: Clinton McKellar, Jr.
Title:   Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

Exhibit T3A	Restated Articles of Incorporation of the Applicant (incorporated by reference to Exhibit 3.1 to Applicant’s Form 10-Q for the quarter ended June 30, 2002).
Exhibit T3B	Amended and Restated Bylaws of Applicant (incorporated by reference to the Applicant’s current report on 10-Q for the quarter ended September 30, 2005).
Exhibit T3C-1	Form of Senior Notes Indenture between Applicant and the Trustee.*
Exhibit T3C-2	Form of Senior Convertible Notes Indenture between Applicant and the Trustee.*
Exhibit T3D	Not Applicable.
Exhibit T3E-1	Offering Circular, dated as of February 1, 2006 (incorporated by reference from the Applicant’s Schedule TO filed February 1, 2006).
Exhibit T3E-2	Letter of transmittal, dated February 1, 2006 (incorporated by reference from the Applicant’s Schedule TO filed February 1, 2006).
Exhibit T3E-3	Letter to clients, dated February 1, 2006 (incorporated by reference from the Applicant’s Schedule TO filed February 1, 2006).
Exhibit T3E-4	Letter to Broker-Dealers, dated February 1, 2006 (incorporated by reference from the Applicant’s Schedule TO filed February 1, 2006).
Exhibit T3E-5	Notice of Guaranteed Delivery, dated February 1, 2006 (incorporated by reference to the Applicant’s Schedule TO filed February 1, 2006).
Exhibit T3E-6	Letter to Holders, dated February 1, 2006 (incorporated by reference from the Company’s Schedule TO filed February 1, 2006).
Exhibit T3E-7	Press Release, dated February 1, 2006 (filed as Exhibit 99.1 to the Applicant’s Current Report on Form 8-K dated February 1, 2006 and incorporated herein by reference).
Exhibit T3F	Cross reference sheet showing the location in the Senior Notes Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.*
Exhibit T3F-2	Cross reference sheet showing the location in the Senior Notes Convertible Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a) inclusive, of the Trust Indenture Act of 1939.*
Exhibit T3G	Statement of eligibility and qualification of the Trustee on Form T-1.*

*	To be filed by amendment.